THE SOUTHERN AFRICA FUND, INC.				Exhibit 77C
811-7596

The Annual Meeting of Shareholders of The Southern Africa Fund,
Inc. was held on April 6, 2000. A description of each proposal and number of shares voted at the meeting are as follows:

1. To Elect Directors:	Shares Voted For	Withheld Authority
   Class Two Directors
   (term expires 2003)

	Dr. Willem de Klerk	3,361,532	66,843
	Moss L. Leoka		3,356,621	71,754
	Ronnie Masson		3,356,321	72,054
	Frank Savage		3,366,093	62,282
	Peter G.A. Wrighton	3,364,311	64,064

2. To ratify the selection 	 Shares	  Shares Voted	 Shares
   of Ernst & Young LLP	 	Voted For   Against	Abstained
   as the Fund's independent
   auditors for the Fund's
   fiscal year ending
   November 30, 2000.	    3,413,197  	     6,475      8,703



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